05038632

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48061

SEC MAIL PROCESSING RECEIVED MAR 0 1 2005 WASHINGTON, D.C. 153 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JPR Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Michael Drive
(No. and Street)

Syosset	New York	11791
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Umansky — 516-621-8787 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name — *if individual, state last, first, middle name*)

143 Weston Road	Weston	CT	06883
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Umansky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JPR Capital Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Paul Umansky
Signature

PRESIDENT
Title

Joanne C. Bartmess
Notary Public

JOANNE C. BARTMESS
NOTARY PUBLIC
MY COMMISSION EXPIRES 2/28/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JPR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Halpern & Associates, LLC

Certified Public Accountants and Consultants

143 Weston Road • Weston, CT 06883 • (203)227-0313 • FAX (203)226-6909 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the President of
JPR Capital Corporation

We have audited the accompanying statement of financial condition of JPR Capital Corporation (the "Company") as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of JPR Capital Corporation as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Weston, Connecticut
February 14, 2005

JPR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$156,660
Receivable from clearing brokers	271,586
Securites owned, at market value	543
Investment in non-marketable securities, at cost	20,100
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $153,888 and $284,177 respectively	25,700
Deferred tax asset	0
Other assets	47,067
TOTAL ASSETS	$521,656

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market		$ -
Accounts payable and accrued expenses		164,120
Bank loan payable		116,175
TOTAL LIABILITIES		280,295
SHAREHOLDERS' EQUITY		
Preferred stock	$1,882,923	
Common stock	473,000	
Additional paid-in capital	310,060	
Retained earnings	(2,160,477)	
Less: Treasury stock, at stock	(19,687)	
TOTAL SHAREHOLDERS' EQUITY		485,819
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$766,114

The accompanying notes are an integral part of this statement.

JPR CAPITAL CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2004

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

JPR Capital Corporation (the "Company") is a registered securities broker with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. (the "NASD"), the National Futures Association, the Commodity Futures Trading Commission and the Pacific Stock Exchange executing transactions for customers.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction. The nature of these risks is described in the footnote describing the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

The Company introduces its customer transactions to two clearing brokers, Southwest Securities ("Southwest") and Man Financial Inc. ("Man"), with whom it has correspondent relationships for execution and clearance in accordance with the terms of clearance agreements. In connection therewith, the Company has agreed to indemnify these clearing brokers for losses that they may sustain related to the Company's customers. After December 31, 2004, all amounts related to customer transactions were received by the clearing brokers. Securities purchased by customers in connection with those transactions are held by Southwest and/or Man as collateral for the amounts owed.

The clearing and depository operations for the Company's proprietary and customer transactions are performed by Southwest and Man pursuant to the clearance agreements. At December 31, 2004, the receivable from clearing brokers reflected on the statement of financial condition was substantially in cash.

In the course of its normal trading activities, the Company is a party to financial instruments that involve, to indeterminable degrees, market risks in excess of that presented in the statement of financial condition. The Company's activities include the purchase and sale of derivative financial instruments in the form of index futures. These derivatives are used for trading purposes and for managing risks associated with the portfolio of securities. The Company's core trading positions involve risk-defined hedged strategies. Accordingly, management believes that any risk is significantly minimized through its hedging strategies. All positions are reported at market value and any change in market value is reflected in the accompanying statement of income as gain or loss as it occurs. All derivative gain or loss resulting from equity positions is reported in net trading income.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenues and expenses on a trade date basis.

Investments in non-marketable securities are carried at cost. Investments in securities and securities sold short for which market quotations are available are valued at the last reported sales price on the last business day of the year.

Security transactions and financing with Southwest and Man are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles generally accepted in the United States of America.

Depreciation of property and equipment is provided for based upon the provisions of the Internal Revenue Code (the "Code"). Such depreciation does not differ materially from that which would be recorded under accounting principles generally accepted in the United States of America. Leasehold improvements are amortized using the straight-line method over 39 years.

Deferred taxes result from the recognition of certain items in different periods for financial and tax reporting.

3. PROVISION FOR INCOME TAXES

For income tax purposes, the Company has available a federal loss carryforward of approximately $680,730 which expires on December 31, 2019. The company also has available state loss carryforwards of approximately $1,899,531, which expire in various years between December 31, 2016 and 2019.

The deferred tax asset of $244,458 reflected on the statement of financial condition is net of a valuation allowance of approximately $382,368 to estimate the future benefit of the company's net operating losses that it has generated.

4. COMMITMENT

The Company leases office space under a non-cancelable lease that expiring at the end of March 2009.

Future minimum lease payments on this lease are as follows:

Year ending December 31,	
2008	$78,833
2009	63,350
2010	65,190
2011	67,087
Thereafter	86,422
Total	$ 360,882

The Company is a respondent in lawsuits and proceedings incidental to its securities business. Legal counsel to the Company believes there are substantial defenses for the Company in each of the lawsuits and proceedings.

5. COMMON AND PREFERRED STOCK

The following is a description of the Company's capital structure:

Common Stock, no par value, 200 shares authorized, 123 shares issued and outstanding.

Preferred stock, Class "A" no par value, 10,000 shares authorized, 3,726 shares issued and outstanding, cumulative redeemable and callable at $500 per share plus all accrued dividends anytime after one year from date of purchase.

Preferred stock, Class "B", no par value, 1,000 shares authorized, 0 shares outstanding.

The Company's treasury shares are accounted for using the cost method.

6. BANK LOAN PAYABLE

The Company has an outstanding loan payable on a revolving line of credit in the amount of $116,175 at December 31, 2004. The stated rate of interest is 4.75%. The Company makes monthly payments of principal and interest as calculated by the commercial lender.

7. PENSION PLAN

The Company has a discretionary profit-sharing pension plan that covers eligible employees. The Company, at its discretion, funds the plan with not more than the maximum amount that can be deducted for federal income tax purposes. The Company does not plan on making any profit sharing plan contribution for calendar year 2004 due to the operating loss.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $148,193, which exceeded the minimum requirement of $18,687 by $129,506. The Company's ratio of aggregate indebtedness to net capital ratio was 1.89 to 1.